Mail Stop 3561


September 29, 2005

Craig Hodgkins
Marine Growth Ventures, Inc.
405-A Atlantis Road
Cape Canaveral, Florida 32920

      	Re:	Marine Growth Ventures, Inc.
      		Registration Statement on Form SB-2
      		File No. 333-128077
      		Filed September 2, 2005

Dear Mr. Hopkins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. The page numbers mentioned in our comments refer to those used in the courtesy copies of the registration statement.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. We note that you have "entered into a term sheet" for the sale of
$2.2 million principal amount of secured convertible notes and $5 million Standby Equity Distribution Agreement." Please disclose the material terms of the proposed sale of secured convertible notes and the Standby Equity Distribution Agreement. For example, describe the classes of securities underlying the notes and issuable pursuant to the Standby Equity Distribution Agreement. Disclose the formulas for determining the number of shares issuable; indicate whether these formulas are based on market prices. Disclose the updated status of this financing and state whether the company expects the financing to be complete by the time of the resale.
Please file the Standby Equity Distribution Agreement and the notes, if available. Provide us with copies of the "term sheet" for the secured convertible notes and the Standby Equity Distribution Agreement. In your response letter, identify the investors involved with the sale of the secured convertible notes and the Standby Equity
Distribution Agreement. Indicate whether any of the selling shareholders are related to these investors. Confirm that the current registration statement is not intended to cover the issuance of shares underlying the secured convertible notes and issuable pursuant to the Standby Distribution Agreement.
2. Please avoid defining terms that are clear from context (e.g., "Common Stock" "we," "Marine Growth") or unnecessarily capitalizing the initial letters of easily-understood terms (e.g., "Prospectus").
Please do not use all-capitalized text in your prospectus. Please revise throughout the prospectus.
3. In general, the prospectus`s discussion of your business should focus on only current operations that have generated revenues or proposed operations that are reasonably likely to occur in the near future. To that end, your disclosure should clearly identify and discuss each step that must be taken before the services can be offered and any appreciable amount of revenues is generated. The specific timing and funding requirements for each step must be disclosed clearly. For each type of business operations that the company intends to conduct, you must indicate the current status of the operations. Please revise accordingly.
4. State whether any of the subsidiaries currently conducts operations. Based on your disclosure, it appears that only Sophlex
Ship Management, Inc. conducted any operations, with its sole contract no longer expected to generate any revenues. If none of your subsidiaries are currently conducting meaningful business operations, please disclose this fact clearly.
Prospectus Summary, page 6
5. Indicate with specificity when the company intends to take the steps necessary for quotations on the OTC Bulletin Board, such as contacting market-makers.
6. Please briefly explain why the company is registering the shares for resale and, as a result, subjecting itself to the Exchange Act reporting obligations. For example, is the company registering the resale due to a registration rights agreement with the selling shareholders? Is the company registering the resale in order to enter into the standby equity distribution agreement and secured convertible notes agreement? Or are there other business purposes for this resale?

Risk Factors, page 7
7. Please revise your subheadings so that they better describe the risks discussed. Currently, some of your subheadings simply state facts about the company or are so generic that they could apply to any company. Examples include "Limited indications of acceptability of our cruise timeshare concept" and "We are dependent upon key personnel and consultants." The revised subheadings should clearly convey the risk and the result of the risk as it specifically applies to the company.
8. Many of your risk factors are generic disclosure that could apply to any company. Please revise so the risk factors explain the risks as they specifically apply to your company. Additional clarity and more detailed factual disclosure should also be provided where appropriate. The following are some examples of disclosure that require revision:

* There is no guarantee that we will be able to acquire or finance a cruise vessel, page 7 - identify and discuss, in a meaningful way, the reasons why you may not "successfully obtain and refurbish" a cruise vessel;

* There is no guarantee that we will complete an agreement with Cruise Timeshare Two, Inc., page 7 - disclose the current status of your efforts to complete an agreement with Cruise Timeshare Two, Inc and discuss the reasons why you may not be able to "successfully obtain this agreement;"

* Additional financing will be necessary..., page 7 - quantify, if known, the amount of additional financing that management currently expects the company will need in the near future and the "financing" you will need to raise in the future to fund your operations, as discussed on page 8;
* If we fail to maintain effective internal controls..., page 8 - revise so that the discussion addresses the company`s specific situation (for example, has the company encountered deficiencies in its internal controls? Does the fact that it is a relatively new company increase the risk that it has deficiencies in its internal controls?);

* A downturn in economic conditions..., page 8 - describe in greater detail the nature of the "cyclical variation" in the vacation and leisure industry and explain more clearly how this variation can affect your company`s financial performance;

* We have a limited operating history..., page 8 - explain more clearly why there can be "no assurance" that your proposed operations will be implemented successfully and why you "will not be able to effectively implement [your] business plan;" identify and describe "all risks inherent in a new business," "delays," and "other problems" that may affect your company`s business;

* We may be unable to manage our growth..., page 8 - explain more clearly why you "may not be able to expand [your] product and service offerings, [your] client base and markets, or implement the other features of [your] business strategy at the rate or to the extent presently planned;" and

* We are controlled by current officers..., page 10 - explain more clearly the risks to investors.
9. In your response letter, please tell us whether the company expects its common stock to be considered a "penny stock." If so, explain in the risk factor section how the penny stock restrictions will limit shareholders` ability to resell the common stock.

We have a history of operating losses..., page 7
10. Please quantify the operating losses incurred since inception. In addition, the discussion is overly generic; please describe the "products" and "proposed products" that you intend to "discover and develop" and for which you intend to obtain "regulatory approval" and enter into "agreements."
11. Please disclose clearly that your auditor has issued a going-concern opinion.

There is no guarantee that we will complete an agreement with Cruise
Timeshare Two, Inc., page 7
12. Please file the agreement with Cruise Timeshare Two, Inc., if available. If not, please tell us when you expect the agreement to be complete.

Limited indications of acceptability..., page 9
13. Please clarify what you mean by the statement that you
"received
limited indications as to the commercial acceptability of [your] cruise timeshare program and fees."
There is currently no public market for our common stock..., page
10
14. Because the OTC Bulletin Board is a dealer system, please revise to clarify that the company will seek to have market-makers provide quotations for the common stock and it is possible that no market-maker may want to provide such quotations. Please discuss the relatively limited liquidity in the OTC Bulletin Board market as compared to other public trading markets.

Management`s Discussion and Analysis..., page 11

Background, page 11
15. You state here that you conduct your operations primarily through your wholly-owned subsidiary, Sophlex Ship Management. Reconcile this statement with the statement on page 6 that you operate through five wholly-owned subsidiaries. Your revised disclosure should give readers a better sense of each subsidiary`s activities and the relative importance of each subsidiary to the company`s overall business. Revise the Business and prospectus summary sections accordingly.
16. Your Background discussion should provide a clearer overview of your company`s business. To that end, please describe more clearly the business activities that the company is currently conducting. Explain what kinds of "opportunities" the company is pursuing in cruise timeshares, as well as the "other opportunities in the shipping industry." We note, for example, a reference to "consulting" fees on page 12

Liquidity and Capital Resources, page 12
17. Please clarify what you mean by "overdraft of $5,868" and describe the factual circumstances surrounding this overdraft.
18. Please identify the "outstanding debt obligation" that was repaid with the proceeds of your May 2005 private offering.

Plan of Operation and Financing Needs, page 12
19. State when the company expects to acquire a cruise vessel. Disclose any steps that must be taken, or conditions that must be satisfied, before the company can acquire this vessel (e.g., entering into the Standby Equity Distribution Agreement). Indicate, if known, when the company intends to acquire any additional vessels. Also state whether the company has identified the vessel it wishes to acquire.
20. We note that management estimates that the vessel will cost between $4 million and $6 million. Explain how management determined this price range. Disclose the anticipated cost of refurbishing the vessel.
21. Please discuss the costs of being a public company after the completion of this offering. Disclose the anticipated costs, the expected sources of funds, and effect on the company`s overall liquidity.
22. Please indicate whether management expects loans from its stockholders to continue to be a source of liquidity in the future.
Please file any written loan agreements as exhibits.
23. Please list in a clear manner all expected sources of liquidity.
It appears from your disclosure that the only expected sources of liquidity are the Standby Equity Distribution Agreement and sale of secured convertible notes. If so, please state so clearly. Discuss in an useful manner management`s current expectations with respect to future cash flow from operations. It appears that, with the burning of the Rivera I, the company has no known source of operating revenues. Discuss how management`s business plans (e.g., plans to purchase a cruise ship) will change or be curtailed if the expected liquidity proves to be insufficient (e.g., explain how management would react if the Standby Equity Distribution Agreement is not completed). This discussion should not be limited to only a statement that the company may "seek additional financing in the future." Indicate the likelihood that the company will be able to draw down any meaningful funding from the Standby Equity Distribution
Agreement.

Results of Operations, page 13

Year Ended December 31, 2004 and Period from November 6, 2003..., page 13
24. Please quantify the amount of the increase in revenues derived from the acquisition of Sophlex Ship Management, Inc. and the amount of increase derived from the "consulting fees" from "related parties." Your revised disclosure should identify the factors contributing to a particular financial result and quantify the effect of each identified factor. Known trends and uncertainties, such as the impact of the loss of the Rivera I, should be discussed in detail. Apply similar revisions throughout the MD&A section, as applicable.
25. Disclose the nature of the "consulting fees" received during this period. Identify the "related parties" and describe the consulting services provided. Any relevant written agreements should be filed as exhibits.


Critical Accounting Policies, page 14
26. Please identify the customer that accounted for 66% of the revenue. Identify the two related parties who are the company`s customers. Indicate in the appropriate section whether these customers are expected to generate similar levels of revenues in the future. Any written agreements with significant customers or related parties should be filed as exhibits.
Business, page 14
27. In your response letter, please tell us the address of your website. Consider disclosing this information in your registration statement. See Item 101(c)(3) of Regulation S-B.
28. Please disclose the consideration paid for your acquisition of Sophlex Ship Management, Inc. The notes to the financial statements indicate that $12,500, in the form of 1,000,000 common shares, were paid. In your response letter, explain how the parties determined the amount of consideration.

Overview of Business, page 14
29. We note that the Rivera I burned down and no revenues are expected from this contract. Indicate whether Sophlex Ship Management, Inc., has contracts with any operating ships. If not, then disclose this fact clearly and prominently in the Risk Factors and prospectus summary sections. In addition, state the number of ships for which you have provided management services in the past. If the Rivera I was the only ship for which you provided services, clearly disclose this fact.
30. Please indicate whether and when management is planning to eventually shift the company`s focus from the ship crewing and management service business to the cruise timeshare business.
31. Please explain the significance of being an "International
Safety
Management Code-certified company holding a Document of Compliance issued by the American Bureau of Shipping."
32. Refer to page 15. Clarify the nature of the "other entities" to whom you provide crews upon request. Your revised disclosure should give a clearer idea of the nature of your typical customers.
33. Provide support for the characterization of your crews as "well-trained" and "highly-motivated." Otherwise, revise the characterizations as your beliefs. This comment also applies to your characterization of the cruise timeshare industry as "innovative."
34. Please state whether the company pays any form of consideration to the employment agencies from whom the company obtains its crews.
Explain how the crews obtained from these agencies are compensated.
For example, clarify whether the company or the employment agencies are responsible for the crews` compensation. Indicate whether the monthly operating costs disclosed on page 12 include the cost of compensating the crews.
35. Please disclose the extent to which you have provided each type of management services you list in bullet points and discuss in the text on page 15. If you have not provided particular services to date, disclose this fact clearly.
36. Please state the current number of "short-term agreements" for providing "specific management services." If none, please disclose this fact clearly.
37. Explain in greater detail how the company "assist[s] in arranging for the client`s financing needs." Describe the nature and source of the "financing" that the company will provide. To that end, describe the $2,000,000 financing that the company procured, as mentioned on page 16. In addition, describe how you generate revenues from this service.
38. Please explain the terms "pre-sale condition" and "pre-scrapping condition." Also explain what it means to "convert the ship."
39. Please explain how you "assist" a customer in obtaining a vessel.
Describe the nature of the "conversion management" services you provide.
40. Please explain what it means to "hold" a ship for federal court.

Cruise Timeshares, page 16
41. Disclose the basis of your belief that Cruise Timeshare Two, Inc.
is the only company that currently markets and sells timeshares on a cruise vessel.
42. Please provide us with copies of the relevant portions of the Cruise Line International Association reports. In your response letter, confirm, if true, that these reports are publicly available and were not prepared in connection with the registration statement.
Provide supplemental support for the claim that "cruises are the fast growing segment" of the travel industry.

Our Solution, page 16
43. Please provide supplemental support for the claim that the cost of a cruise timeshare vacation would be less than a comparable cruise vacation. Also provide support for the claim that the ability to receive preferences for food, beverages, and recreational services is a benefit that is not "available" with traditional commercial cruises.

Our Strategy, page 16
44. Please refer to the first paragraph. Please clarify the nature of the "expenses" that will be reimbursed by Cruise Timeshare Two, Inc.
45. We note that the agreement with Cruise Timeshare Two, Inc. calls for purchase of "between one and two" cruise ships "per year." Please clarify whether the agreement requires this rate of purchase or if the purchases are at the discretion of the parties. Your disclosure elsewhere mentions plans to purchase only one ship, with no indication that the company is obligated to make further purchases. Explain the consequences under the agreement if you are financially unable to purchase another ship.
46. Please describe in greater detail, and with additional clarity, the duties of both companies under the agreement. Although unclear, it appears from your disclosure that your company will purchase the ships and Cruise Timeshare Two, Inc. will market the timeshares. If true, please revise to clarify.
47. We note that you intend to offer "incentive discounts" for the cruise timeshares, which appear to result in the average sale price of $3,125 to $6,615 (rather than the retail price of $6,500 to $9,500). Please explain the basis of the amount of incentive discounts that the company currently intends to offer. Explain, for example, why the company does not expect the discounts to be greater.
48. Describe in greater detail any other steps, aside from the agreement with Cruise Timeshare Two, Inc., that the company has taken with respect to its cruise timeshare business.

Sales and Marketing, page 17
49. Provide supplemental support for the claim that there are "many similarities" between the demographics of purchasers of real estate timeshares and commercial cruise timeshares.
50. Please clarify how you intend to obtain the "existing lists of potential real estate timeshare purchasers and/or commercial cruise customers." Explain what you mean by the statement "our present marketing capabilities are sufficient to produce prospective buyers;"
explain the basis for this conclusion, given that you have not commenced any cruise timeshare operations.
51. We note that the cruise timeshares can be exchanged through a timeshare industry exchange program. Please state whether this program will be administered by your company and revenues are expected from this exchange.

Competition, page 18
52. The discussion of vacation exchange companies, along with their competitive disadvantages, is confusing. Please revise to explain more clearly how these companies compete with your company and why your company enjoys a competitive advantage. To that end, explain the "point systems" and why this system makes the cost of acquiring commercial cruises more expensive than obtaining a cruise timeshare.
Explain the basis of the company`s expectation that its cruise timeshares "will be associated with a vacation club."

Other Business Opportunities, page 18
53. Please describe in greater detail each of the bullet-pointed opportunities and what the company seeks to accomplish with respect to each opportunity. Describe the current status of the company`s efforts in pursuing these opportunities. Describe in greater detail the steps taken with respect to the opportunities. If the company has not yet taken any appreciable steps, disclose this fact clearly.
Indicate the timetable for pursuing these opportunities; if there is no timetable, then disclose this fact clearly. Finally, your Liquidity section should explain how the pursuit of these opportunities may affect the company`s financial condition and how the company intends to finance the pursuit of the stated opportunities.

Government Regulation, page 18
54. Briefly describe the applicable and significant Coast Guard regulations. Explain how they affect the company`s business.
55. Please clarify what you mean by the statement that you will "generally attempt to comply with state real estate offering requirements, although the materials will not be reviewed by the states." Describe more clearly the nature of the "requirements." Do you mean that your sale personnel will voluntarily apply for real estate licenses?
56. Please state whether your company will apply for the registration of the cruise timeshares in Florida and elsewhere. Indicate whether such registration is required for your company, not just Cruise Timeshares Two, Inc.

Legal Proceedings, page 19
57. Please discuss your lawsuit against Royal Pacific, as described in the notes to your financial statement. Provide all information required by Item 103 of Regulation, including the factual circumstances surrounding the litigation. Also discuss the status of the insurance claim with respect to the Rivera I; clarify what the company means by the statement that its relationship with the customer will be "re-evaluated" once the claim is complete.

Management, page 19
58. Please disclose each position, with corresponding dates, held by
Ms. Ostruszka within the past five years.
59. We note Mr. Levensaler`s title as "Captain." Disclose his maritime or sea-faring experience.

Executive Compensation, page 21
60. Please refer to the discussion of Mr. Hodgkins` employment agreement. Disclose how much the compensation increases if the "predetermined milestones" are met. Provide similar disclosure for
Mr. Levensaler`s employment agreement as well. Discuss in the MD&A section the impact of Messrs. Hodgkins` and Levensaler`s compensation.

Plan of Distribution, page 23
61. We note your reference to "donees, pledges, transferees, or other successors-in-interest" of the selling shareholders. Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-B information with respect to all selling shareholders. If you are currently aware of any "donees, pledges, transferees, or other successors-in-interest" who intends to use this registration statement, they must be identified and Item 507 information must be provided. In your response letter, confirm your understanding of this obligation. You may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements only if certain conditions are satisfied. For additional guidance, refer to the July 1997 Telephone
Interpretations B.81 and H.3.

Selling Stockholders, page 24

62. Please disclose the natural persons who exercise the voting and/or dispositive powers over the securities to be offered for resale by your selling stockholders that are non-reporting entities.
For example, disclose the natural persons who have such powers over the shares held by Redwood Consultants, Tr-Cor, Inc., FEA, LLC, and
Olympic Capital Group, Inc. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and
Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.
63. In your response letter, please indicate whether any of the selling shareholders is a broker-dealer or affiliate, as defined by
Rule 405 of Regulation C, of a broker-dealer.

Available Information, page 26
64. Please revise to set forth the SEC`s new address: 100 F
Street,
NE, Washington, DC 20549.

Consent of Independent Registered Public Accounting Firm

65. Please revise to include a consent for the review report on page
F-15, dated August 30, 2005.

Financial Statements - December 31, 2004

Note A - Organization and Operations and Going Concern, page F-and
Note G - Capital Transactions, page F-10 and Note I - Business
Combinations, page F-11

66. We note that you had no significant business operations prior to your acquisition of Sophlex Ship Management, Inc. on September 1, 2004 and the acquisition of Sophlex was effected through an exchange of your common stock for all of the outstanding stock of Sophlex. Considering these factors, it appears the transaction may be a reverse acquisition. Please address the following:

* tell us how you determined that Marine Growth Ventures was the acquiring entity using the guidance in paragraphs 15-19 of FAS
141;

* if you determine that Sophlex is the acquiring entity, you should account for the transaction as a reverse acquisition and revise the financial statements of the registrant to include the operations of
Sophlex for all periods presented; and

* if you continue to believe that Marine Growth Ventures is the accounting acquirer, please provide the audited financial statements of Sophlex for the periods required by Item310(c) of Regulation
S-B.


Note B - Summary of Significant Accounting Policies, pages F-6 to
F-8

67. Refer to Note B(9) and (10) on pages F-7 and F-8. We note on pages 14 and F-22 that Sophlex only had one contract for crew and ship management services business. Tell us how you evaluated this contractual arrangement and any other customer relationships in assessing whether you should record an intangible asset for management contracts or customer agreements in allocating the cost of the acquisition. See paragraph 39 of SFAS 141 for guidance.

Note F - Related Party Transaction, page F-9

68. Refer to the description of debt forgiveness by a majority owner in Note F(3). Please revise your financial statements to reclassify the forgiveness of debt as a capital contribution from the majority owner. Refer to footnote 1 in APB 26.

Note K - Subsequent Events, pages F-12 and F-13

69. Please revise Note K(1) to quantify the amount of additional advances made subsequent to year end, if material. Also revise
Note
5 on page F-21 accordingly.

70. Please revise Note K(3) to disclose the current status of the offering, including the amount of equity raised in the offering.

71. Please disclose the terms of the secured convertible notes, including the conversion rate, the interest rate and maturity of the notes, if the terms have been agreed upon as of the date of the term sheet on April 28, 2005. Also revise Note 9 on page F-22 accordingly.

Financial Statements - June 30, 2005

Note 2 - Summary of Significant Accounting Policies, pages F-19 and
F-20

72. Disclose the nature of the items included in the line labeled
"Deposits" on the balance sheet. Also disclose your accounting policy for Deposits.

Note 10 - Subsequent Events, page F-22

73. We also note on page F-22 that you are no longer providing services to your only customer subsequent to the ship fire in June 2005. Tell us how you determined that the loss of this customer did not trigger an impairment loss pursuant to the guidance in paragraph
17 of FAS 142.

Undertakings, page 5
74. Please delete the undertaking relating to Rule 430A; your offering is not relying on such rule.
Signatures, page 5
75. Please identify the persons signing as the principal accounting officer (or controller), principal financial officer, and principal executive officer.

	* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire DeLabar at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at (202) 551-3372, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any
other questions.


Sincerely,



Assistant Director
Larry Spirgel

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Craig Hodgkins
Marine Growth Ventures, Inc.
September 29, 2005
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